Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-effective Amendment No. 1 to Registration Statement No. 333-115013 of Focus Enhancements, Inc. of our report dated March 15, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in 2002), appearing in the Annual Report on Form 10-K of Focus Enhancements, Inc. for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

DELOITTE & TOUCHE LLP

San Jose, California

May 28, 2004